CUSIP No. 25247D101              13D            Page 1 of 9



                 SECURITIES AND EXCHANGE COMMISSION
	                 Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                  (Amendment to Amendment No. 3)


                       The Dial Corporation
                           (NAME OF ISSUER)

                          Common Stock
                    (TITLE OF CLASS OF SECURITIES)


                             25247D101
                           (CUSIP Number)


                         Leslie M. Kratter
                       Franklin Resources, Inc.
                       777 Mariners Island Blvd.
                     San Mateo, California 94404
                           (415) 312-4018

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                          November 1, 1996
       (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)






CUSIP No. 25247D101              13D            Page 2 of 9

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.
    13-2670991

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,808,950 (See Item 5 - See also Schedule 13G filed by Franklin Resources, Inc. on November 14, 1996)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.4% (See Item 5 - See also Schedule 13G filed by Franklin
    Resources, Inc. on November 14, 1996)

14. TYPE OF REPORTING PERSON      HC; CO
CUSIP No. 25247D101              13D            Page 3 of 9

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,808,950 (See Item 5 - See also Schedule 13G filed by Franklin Resources, Inc. on November 14, 1996)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.4% (See Item 5 - See also Schedule 13G filed by Franklin
    Resources, Inc. on November 14, 1996)

14. TYPE OF REPORTING PERSON      IA; HC (See Item 5)

CUSIP No. 25247D101              13D            Page 4 of 9

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,808,950 (See Item 5 - See also Schedule 13G filed by Franklin Resources, Inc. on November 14, 1996)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.4% (See Item 5 - See also Schedule 13G filed by Franklin
    Resources, Inc. on November 14, 1996)

14. TYPE OF REPORTING PERSON      IA; HC (See Item 5)
CUSIP No. 25247D101              13D            Page 5 of 9

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.
    22-3463202

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]
3.  SEC USE ONLY
4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    9,282,300 (See Item 5 - See also Schedule 13G filed by Franklin Resources, Inc. on November 14, 1996)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    9,282,300 (See Item 5 - See also Schedule 13G filed by Franklin Resources, Inc. on November 14, 1996)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,282,300 (See Item 5 - See also Schedule 13G filed by Franklin Resources, Inc. on November 14, 1996)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.8% (See Item 5 - See also Schedule 13G filed by Franklin
    Resources, Inc. on November 14, 1996)

14. TYPE OF REPORTING PERSON          IA
CUSIP No. 25247D101              13D            Page 6 of 9

Item 5(a-b) of the Schedule 13D filed on November 12, 1996 is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer

(a-b) On November 1, 1996, Franklin Mutual Advisers, Inc. ("FMAI"), a newly formed wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"), acquired (the "Acquisition") certain of the assets and liabilities of Heine Securities Corporation ("HSC"). Prior to the Acquisition, sole investment and voting power over 9,282,300 of the shares (the "Shares") of Issuer's Common Stock held by HSC's advisory clients, including Mutual Series Fund Inc., an open-end, investment management company registered under the Investment
Company Act of 1940 (the "40 Act"), was held by HSC. In connection with the Acquisition, Mutual Series Fund Inc. changed its name to Franklin Mutual Series Fund Inc. ("FMSFI") and FMAI became the investment manager to HSC's former advisory clients, including FMSFI, with sole voting and investment power over all its portfolios and over the Shares. All investment advisory personnel employed by HSC prior to the Merger are now employed by FMAI. No investment advisory personnel of FRI or of any of its other subsidiaries are involved in the investment management decisions of FMAI.

FMSFI currently has five (5) different portfolios. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, FMAI may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "1934 Act"), the beneficial owner of the Shares representing approximately 9.8% of the outstanding shares of Issuer's Common Stock.

Any other shares of the Issuer's Common Stock owned by other open or closed-end investment companies and managed accounts (collectively referred to as the "FRI Investment Companies") advised by other wholly-owned investment advisory subsidiaries of FRI (collectively referred to as the "FRI Advisory Companies") may be deemed to be beneficially owned by FRI solely as the result of the ownership by FRI of both FMAI and the FRI Advisory Companies.
The FRI Advisory Companies' investment management operations are completely independent of FMAI.

FMAI has the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the Shares for the benefit of its advisory clients. FMAI has no authority to vote, dispose of, or take any other action with respect to other shares of Issuer's Common Stock held by FRI Investment Companies or advised by FRI Advisory Companies. FMAI hereby disclaims any economic interest or beneficial ownership in any of the Shares or in any other shares of Issuer's Common Stock held by FRI Investment
Companies or managed by FRI Advisory Companies. FRI on its behalf and on behalf of the FRI Advisory Companies hereby disclaims any beneficial ownership in the Shares or in any other shares held by FRI Investment Companies.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the
CUSIP No. 25247D101              13D            Page 7 of 9

principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 of the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any shares of the Common Stock covered by this Statement.

FRI, FMAI, the FRI Advisory Companies and the Principal Shareholders (collectively referred to as the "FRI Entities") are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by FMSFI or the FRI Investment Companies. Therefore, they are of the view that the shares held by the FRI Entities and by the FRI Investment Companies and FMSFI need not be aggregated for purposes of Section 13(d) of the 1934 Act.

A predecessor company to Issuer recently went through a "spin-off" transaction in which the present company was spun off to the shareholders of what was then known as Dial Corp. Such shareholders, including FMFSI became shareholders of Issuer and shareholders of Viad Corp. This Amendment to Amendment No. 3 is being filed to correct Amendment No. 3 which was inadvertently filed by the FRI Entities with respect to Issuer instead of with respect to Viad Corp.
The FRI Entities are filing concurrently herewith a Schedule 13G reflecting the attributed beneficial ownership of shares of Issuer and a Schedule 13D reflecting attributed beneficial ownership of shares of Viad Corp.
The FRI Entities are of the view that no filing on Schedule 13D was required in connection with the Acquisition with respect to the securities of Issuer and are therefore filing a Schedule 13G to report on beneficial ownership attributed to them as a result of the Acquisition.

























CUSIP No. 25247D101              13D            Page 8 of 9




					Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


November 14, 1996
Date

S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Franklin Resources, Inc.
Senior Vice President
& General Counsel
Name/Title

S\DEBORAH R. GATZEK
Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
Assistant Secretary
Name/Title

__________

S\CHARLES B. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature

By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D

__________

S\RUPERT H. JOHNSON, JR.
Signature

S\DEBORAH R. GATZEK
Signature

By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D

CUSIP No. 25247D101              13D            Page 9 of 9

POWER OF ATTORNEY


CHARLES B. JOHNSON hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.


S\CHARLES B. JOHNSON



POWER OF ATTORNEY


RUPERT H. JOHNSON, JR. hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.


S\RUPERT H. JOHNSON, JR

















JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

        IN WITNESS WHEREOF, the undersigned hereby execute this agreement on November 14, 1996.


				Signatures


FRANKLIN RESOURCES, INC.
S\DEBORAH R. GATZEK
Signature
Deborah R. Gatzek
Senior Vice President
& General Counsel
Name/Title
__________
S\CHARLES B. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D
__________
S\RUPERT H. JOHNSON, JR.
Signature

S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D
_________
S\DEBORAH R. GATZEK
Signature
By: Deborah R. Gatzek
FRANKLIN MUTUAL ADVISERS, INC.
Assistant Secretary
Name/Title